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SE 19007609

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-37664

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TLS Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

920 Providence Road Suite 203
(No. and Street)

Towson (City) Maryland (State) 21286 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas L Schmidt 410-825-1295
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kuczak & Associates, P.A.
(Name – *if individual, state last, first, middle name*)

139 North Main Street (Address) Bel Air (City) Maryland (State) 21014 (Zip Code)

Securities and Exchange Commission
Trading and Markets

MAR 04 2019

RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Thomas L. Schmidt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TLS Financial Services, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas L. Schmidt
Signature

President
Title

Debra J. Kalendel
Notary Public
My Commission Expires: 06/11/2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TLS FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

December 31, 2018

KUCZAK & ASSOCIATES, P.A.

CERTIFIED PUBLIC ACCOUNTANTS / BUSINESS CONSULTANTS

TLS FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

December 31, 2018

CONTENTS

KUCZAK
& ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

139 North Main Street, Suite 101
Bel Air, MD 21014

The Board of Directors
TLS Financial Services, Inc.
Towson, Maryland

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TLS Financial Services, Inc. as of December 31, 2018, and related statements of income, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TLS Financial Services, Inc.as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
We are a public accounting firm registered with the Public Company Accounting Oversight Board ("PCAOB") (United States) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, appropriate evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit to provides a reasonable basis for our opinion.

We have served as the Company's auditor consecutively since 2004.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the standards of the PCAOB. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kuengh & Associates, P.A.

Bel Air, Maryland
January 21, 2019

TLS FINANCIAL SERVICES, INC.

Balance Sheet
See Auditor's Report

December 31, 2018

ASSETS

Current Assets:	
Cash and cash equivalents	$ 31,593
Total Assets	$ 31,593

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Accounts payable	$ 250
	250
Stockholder's Equity:	
Common stock $1.00 par value; authorized 100,000 shares Issued and outstanding 100 shares	100
Additional paid-in capital	28,731
Retained earnings	2,512
Total stockholders' equity	31,343
Total Liabilities and Stockholder's Equity	$ 31,593

The notes to financial statements are an integral part of these statements.

TLS FINANCIAL SERVICES, INC.

Statements of Operations and Retained Earnings
See Auditor's Report

For the year ended December 31, 2018

INCOME	
Commissions	$ 21,015
EXPENSES	
Commissions	10,508
Management fee	3,000
Professional fees	5,895
Insurance	2,125
Other expenses	421
	21,949
Net loss	$ (934)

RETAINED EARNINGS

Retained earnings, beginning of year	$ 3,446
Net loss	(934)
Retained earnings, end of year	$ 2,512

The notes to financial statements are an integral part of these statements.

TLS FINANCIAL SERVICES, INC.

Statement of Cash Flows
See Auditor's Report

For the year ended December 31, 2018

Cash flows from operating activities:	
Net loss	$ (934)
Cash and cash equivalents, beginning of year	32,527
Cash and cash equivalents, end of year	$ 31,593

The notes to financial statements are an integral part of these statements.

Notes to Financial Statements
See Auditor's Report

December 31, 2018

1. Line of Business and Summary of Significant Accounting Policies

Nature of Business and Reporting Entity

TLS Financial Services, Inc. was incorporated in Maryland in 1986. The Company advises investors in the Mid-Atlantic region, in the purchase of mutual fund investments and acts as an agent, receiving commissions from mutual fund families when their clients purchase mutual fund investments. The Company's business is limited to mutual funds.

Revenue and Cost Recognition

Revenues are derived primarily from brokerage commissions. They are recorded on the accrual basis.

Cash and Equivalents

For the purposes of the cash flow presentation, the Company considers all cash on deposit and money market funds as cash and equivalents.

Income Taxes

The stockholder of the Company has elected to be taxed in accordance with the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, in lieu of corporate income taxes, the individual shareholder is taxed on his proportionate share of the taxable income of the Company. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The accompanying financial statements contain no significant estimates.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2018, the Company had net capital requirements of approximately $31,343. The Company's aggregate indebtedness to net capital ratio was .01 to 1.

3. Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash.

The Company maintains cash with one financial institution but is within the FDIC limits. As part of its cash management process, the Company performs periodic evaluations of its credit standing of the financial institution.

4. Related Party Transactions

TLS Advisory Services, Inc. a related party through common ownership maintains office space used by the Company. During the year, the Company paid TLS Advisory Services, Inc. $250 per month under a month-to-month arrangement as a management fee for their use of office space and supplies. The management fee for the year ended December 31, 2018 was $3,000.

The Company paid commissions in the amount of $10,508 to the sole stockholder during the year ended December 31, 2018.

TLS FINANCIAL SERVICES, INC.
STATEMENT PERTANING TO EXEMPTIVE
PROVISIONS UNDER 15C3-3(K)(2)(i)
December 31, 2018

Computation for Determination of Reserve Requirement Under Exhibit A

Member exempt under 15c3-3(k)(2)(i)

Information Relating to Possession and Control Requirements Under Rule 15c3-3(k)(2)(i)

Member exempt under 15c3-3(k)(2)(i)

KUCZAK
& ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
139 North Main Street, Suite 101
Bel Air, MD 21014

The Board of Directors
TLS Financial Services, Inc.
Towson, Maryland

Review Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) TLS Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k)(2)(i) under which TLS Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) TLS Financial Services, Inc. stated that TLS Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2018 without exception. TLS Financial Services, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TLS Financial Services, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kuczak & Associates, P.A.

Bel Air, Maryland
January 21, 2019

TLS FINANCIAL SERVICES, INC.
EXEMPTION REPORT
December 31, 2018

TLS Financial Services, Inc. is exempt from 240.15c3-3(k)(2)(i) for year ending December 31, 2018. The Company was in compliance for the entire year ending December 31, 2018.

Thomas L. Schmidt, President

TLS FINANCIAL SERVICES, INC.
SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL
(PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1)
DECEMBER 31, 2018

COMPUTATION OF AGGREGATE INDEBTEDNESS	
Liabilities included in aggregate indebtedness:	
Accounts payable	$ 250
Aggregate Indebtedness	$ 250
COMPUTATION OF NET CAPITAL	
Total stockholders' equity	$ 31,343
Less: Total Non-Allowable Assets	-
Net Capital	$ 31,343
CAPITAL REQUIREMENTS	
Net capital required	$ 5,000
Net capital in excess of requirements	26,343
Net capital, as shown above	$ 31,343
Ratio of aggregated indebtedness to net capital	.01 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital, as reported in Company's Part II (Unaudited) Focus Report	$ 31,343
Net Capital Per Above	$ 31,343
Aggregate indebtedness, as reported in Company's Part II (Unaudited) Focus Report	$ 250
No changes required, as noted during audit	-
Aggregate indebtedness, Per Above	$ 250

There were no material differences between the audited computation of net capital and the broker/dealer's corresponding Unaudited Part II A.

See Independent Auditors' Report